

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

9 July 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549


03024862

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 7/29





ASX

AUSTRALIAN STOCK EXCHANGE

03 JUL 23 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/06/2003

TIME: 15:44:59

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Changes

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz



27 June 2003

NEWS MEDIA RELEASE

Director Changes at NGC

The Chairman of NGC Holdings Limited, Mr Greg Martin, today announced that Mr Ian Woodward has resigned as a Director of NGC Holdings Limited, and Mr Greg Hayes has been appointed to the resulting casual vacancy.

Mr Woodward, formerly Group General Manager Corporate Development with NGC's majority shareholder, The Australian Gas Light Company (AGL), had served on the NGC Board since 1999. Following leaving AGL last year, Mr Woodward established a new business, Maestro Communication, which specializes in executive training and policy consulting in Australasia and Asia.

Mr Hayes is AGL's Chief Financial Officer. Prior to his appointment to that role in March 2003, he was the Chief Financial Officer, Australia & New Zealand, with Westfield Group, having been with Westfield for two years. During the previous nine years, Mr Hayes held senior finance and general management roles in Australia and the United States for Southcorp Limited.

Contact: Steve Bielby
Director Corporate Services
NGC Holdings Limited
Phone: 04 – 462 8787
Mobile: 027- 245 2469


ASX
AUSTRALIAN STOCK EXCHANGE

03 JUL 23 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/06/2003

TIME: 17:43:18

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL welcomes Victorian Government's move on Loy Yang

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



media release

June 23, 2003

AGL welcomes Victorian Government's move on Loy Yang

The Australian Gas Light Company (AGL) today welcomed the Victorian Government's decision to support the continued bidding process for Loy Yang A Power (Loy Yang) through the making of a regulation under the *Electricity Industry Act 2000 (Vic).*

"AGL welcomes the decision. It is obviously in the best interests of consumers and demonstrates the Victorian Government's commitment to investment in Victoria", AGL Managing Director Greg Martin said.

"This decision addresses the Victorian cross ownership issue. Whilst not dealing with all issues raised by the ACCC last week, it allows AGL to continue to assess its options in relation to an acquisition of a minority stake in Loy Yang."

Further Enquiries:

Contact:	Jane McAloon, Group Manager External Affairs
Direct:	(02) 9922 8349
Mobile:	0419 447 384

Contact:	Jane Counsel, Media Relations Manager
Direct:	(02) 9922 8352
Mobile:	0416 275 273



ASX.Online@asx.com.au on 23/06/2003 05:43:13 PM

To: lesfisk@agl.com.au
cc:

Subject: AGL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 60430 as follows:
Release Time: 23-Jun-2003 17:43:12
ASX Code: AGL
File Name: 60430.pdf
Your Announcement Title: AGL welcomes Victorian Government s move on Loy Yang

 - 60430.pdf



ASX
AUSTRALIAN STOCK EXCHANGE

03 JUL 29 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/06/2003

TIME: 09:34:32

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Considering options for Loy Yang A purchase

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



media release

June 13, 2003

AGL considering options for Loy Yang A purchase

The Australian Gas Light Company (AGL) has received formal advice that the Australian Competition and Consumer Commission (ACCC) intends to decline clearance for the Company to purchase a minority interest in Loy Yang A Power (LYA) in Victoria.

AGL has previously expressed an interest in LYA and had sought ACCC clearance as part of investigating that investment.

"AGL is disappointed in the outcome but remains interested in the purchase of an interest in LYA and is considering the options available," AGL Managing Director Greg Martin said.

"Assertions being made about the impact on electricity prices arising from the acquisition by AGL of a minority interest in LYA are not well considered and are unwarranted," Mr Martin concluded.

Further Enquiries:

Contact:	Jane McAloon, Group Manager External Affairs
Direct:	(02) 9922 8349
Mobile:	0402 060 147
Contact:	Jane Counsel, Media Relations Manager
Direct:	(02) 9922 8352
Mobile:	0416 275 273

The Australian Gas Light Company

ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY

AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060

Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au

www.aglinvestor.com


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/06/2003

TIME: 11:38:08

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC concludes Surrey Gas Purchase Agreement

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz


ngc

5 June 2003

NEWS MEDIA RELEASE

NGC Concludes Surrey Gas Purchase Agreement

NGC Holdings Limited announced today it has taken a further step in the development of its gas trading portfolio with the conclusion of a two-year agreement with Westech Energy to purchase gas from the Surrey field, onshore Taranaki.

Under the agreement, NGC will buy at least 1 petajoule (PJ) of gas from the field, which lies southeast of Inglewood. Westech, a subsidiary of Energy Corporation of America, is completing the development of surface production facilities, including a 1km gas export pipeline that will interconnect with NGC's gas pipeline system. Gas deliveries are expected to commence next week and will ultimately be directed through NGC's gas treatment plant at Kapuni for processing to reticulated market specification. Commercial arrangements surrounding the agreement are confidential.

The Surrey field was discovered last year, with production currently from one well. Additional development wells will be drilled over the next 12 months.

The agreement with Westech follows last month's entry by NGC into a gas purchase option with Indo-Pacific Energy New Zealand Limited. Under that agreement, NGC made a $2 million prepayment against future gas purchases, and is entitled to negotiate first for gas produced by Indo-Pacific for the next 10 years.

NGC Chief Executive Phil James said: "NGC's agreement with Westech is a further important step towards bringing new gas resources to the market, and in the ongoing development of NGC's position in the gas sector. As the industry looks to the post-Maui supply era, NGC is demonstrating its commitment to working with exploration companies and providing practical assistance to facilitate the development of the smaller, previously uneconomic fields that, taken together, will make a major contribution to future gas supplies in New Zealand."

Contact: Keith FitzPatrick
Communications Manager
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027- 443 8349